Exhibit 99.1

Fuling Global Inc. Hosts a Visit of Scientists from the Technical Institute of Physics and Chemistry

Parties will Cooperate to Advance Plastics Technologies

ALLENTOWN, Pa., and TAIZHOU, China, Jan. 12, 2016 / PRNewswire/ -- Fuling Global Inc. (NASDAQ:FORK) ("Fuling Global" or the "Company"), a specialized producer and distributor of environmentally-friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced that it has hosted a team of scientists from the Chinese Academy of Sciences’ Technical Institute of Physics and Chemistry (“TIPC”) and Chinese Academy of Engineering (“CAE”). The TIPC’s National Research Center for Engineering Plastics (“NRCEP”) is one of most prominent plastics R&D centers in China. On December 24, 2015, the team of scientists, headed by CAE Academician Yicheng Wu, TIPC Deputy Director Yong Huang and TIPC NRCEP Chief Engineer Junhui Ji, visited the Company.

The purposes of the meeting were to review 2015 accomplishments and set directions in 2016 for Fuling’s Academician and Expert Workstation (the “Workstation”) and to further expand the scope of cooperation and collaboration through the Workstation platform in jointly developing new plastics materials and technologies. Fuling has invested more than RMB 5 million since it established the Workstation in January 2012 and leverages the Workstation’s resources to cooperate and collaborate with TIPC. The Workstation consists of more than 16,000 square feet of lab space and 18 staff (including 12 R&D engineers).

During 2015, eight scientists including CAE Academician Yicheng Wu, TIPC Deputy Director Yong Huang, NRCEP Chief Engineer Junhui Ji, Dr. Jianxin Geng, Dr. Zhongwei Niu, Dr. Wenzhu Ouyang, Dr. Wei Zhang, and Dr. Linli Xu, conducted research at the Workstation and made significant progress in developing new materials and applications. One focus of the research was on the development of environmentally friendly, biodegradable material using modified polylactic acid (“PLA”) and polybutylene succinate (“PBS”) while achieving superior quality and similar cost as traditional Polypropylene (“PP”) based materials. Additionally, the Workstation’s test laboratory passed the audit and certification of China National Accreditation Service for Conformity Assessment in 2015 and is now open to the public as an accredited independent third party plastics testing lab. The Workstation also has provided 3 free workshops for representatives from other Taizhou-based plastics companies in an effort to promote technological improvement among local plastics companies.

As for the focus of 2016 research and development at the Workstation, TIPC and the Company agreed to focus on developing cost-effective, environmental-friendly new plastics materials and applications. Among the new projects planned for 2016 are (1) polyethylene terephthalate (“PET”) foaming technology for the development of recyclable, heat resistant plastic cups and plates for serving hot food up to 200 ˚C, (2) disposable paper-like cups, and (3) high quality printing paper.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, “R&D is an integral part of our competitive strength and a key to our long term success. Over the past four years, our cooperation and collaboration with TIPC and CAE through the Workstation has continued to expand, allowing us to stay at the forefront of innovation in plastics. Looking ahead, we remain firmly committed to R&D and the Workstation platform. We look forward to stronger ties with TIPC and CAE in years to come.”

About Fuling Global Inc.

Fuling Global Inc. ("Fuling Global") is a specialized producer and distributor of environmentally friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company's plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy's, Burger King, KFC (China only), Walmart, McKesson, and Woolworths. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tina Xiao
Weitian Group LLC
Email: fork@weitian-ir.com
Phone: +1-917-609-0333